================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark one)
          [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                      For the year ended December 31, 2000
                                         -----------------

                                       Or

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
          For the transition period from             to
                                         -----------    -----------

                        Commission file number: 0-24947
                                                -------




                             UNITED COMMERCIAL BANK
                                SAVINGS PLUS PLAN
                            ------------------------
                            (Full title of the plan)


                               UCBH HOLDINGS, INC.
                               711 Van Ness Avenue
                          San Francisco, CA 94102-3224
             ------------------------------------------------------
             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


================================================================================

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS.

         Statement of Net Assets Available for Benefits at December 31, 2000 and 1999.

         Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000.

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULE:

         Schedule I
         Form 5500, Item 4i - Schedule of assets held for investment at December 31, 2000

Note     - Other supplementary schedules required by Section 2520.103-10 of the
           Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the United Commercial Bank Savings Plus Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 2001                         United Commercial Bank
                                             Savings Plus Plan


                                             By:  /s/ JONATHAN H. DOWNING
                                                 -------------------------------
                                                 Jonathan H. Downing
                                                 Senior Vice President, Chief
                                                 Financial Officer and Treasurer
                                                 of UCBH Holdings, Inc. and
                                                 Member, United Commercial Bank
                                                 Savings Plus Plan Committee

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2000

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplementary Schedule
--------------------------------------------------------------------------------

                                                                          PAGES
Report of independent accountants                                           1

Statements of net assets available for benefits December 31, 2000 and 1999  2

Statement of changes in net assets available for benefits for the year
     ended December 31, 2000                                                3

Notes to financial statements                                             4 - 7

Supplementary Schedule:

     Schedule I
     Form 5500, Item 4i -      Schedule of assets held for investment
                               at December 31, 2000                         8

Note     - Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the United Commercial Bank Savings Plus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on a modified basis of cash receipts and disbursements which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
May 21, 2001

United Commercial Bank Savings Plus Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
--------------------------------------------------------------------------------

                                                   DECEMBER 31,
                                            ------------------------
                                               2000         1999
ASSETS

Investments (Note 4)                        $11,349,472   $9,763,160
                                            -----------   ----------

Net assets available for benefits           $11,349,472   $9,763,160
                                            ===========   ==========

                 See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
--------------------------------------------------------------------------------

                                                                         FOR THE
                                                                       YEAR ENDED
                                                                    DECEMBER 31, 2000
                                                                    -----------------
ADDITIONS
  Additions to net assets attributed to:
    Net depreciation in fair value of investments (Note 4)              $  (383,417)
    Investment income                                                       641,550
                                                                    -----------------
                                                                            258,133
                                                                    -----------------
  Contributions
    Employee contributions                                                1,396,550
    Employer contributions                                                  442,616
    Rollover                                                                 74,962
                                                                    -----------------
                                                                          1,914,128
                                                                    -----------------
Total additions                                                           2,172,261
                                                                    -----------------
DEDUCTIONS
  Deduction from net assets attributed to:
    Distributions to participants                                           607,290
                                                                    -----------------
TRANSFERS
  Total net transfers                                                        21,341

    Net increase in net assets available for benefits                     1,586,312
                                                                    -----------------
Net assets available for benefits, beginning of year                      9,763,160
                                                                    -----------------
Net assets available for benefits, end of year                          $11,349,472
                                                                    =================




                 See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         ORGANIZATION AND PLAN BENEFITS

         The United Commercial Bank Savings Plus Plan (the "Plan") was established to provide eligible United Commercial Bank ("UCB") employees an opportunity to participate in tax deferred savings in order to augment their retirement income. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan Document, amended and restated effective January 1, 1989 (the "Plan Document"), and in the related summary plan description.

         PLAN ADMINISTRATION

         The United Commercial Bank Savings Plus Plan Committee is the Plan administrator. The Reber Group continued as the Plan recordkeeper from January 1, 1999 to August 27, 1999. Effective August 28, 1999, the Plan administrator appointed Ceridian Retirement Plan Services as recordkeeper. The Plan administrator appointed Charles Schwab Trust Company as the Plan trustee and custodian effective November 1, 1999. State Street Bank and Trust Company was the prior custodian.

         ELIGIBILITY

         Effective January 1, 1991, all employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

         EMPLOYEE CONTRIBUTIONS TO THE PLAN

         Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Participants may choose among the investment options described in Note 3.

         EMPLOYER CONTRIBUTIONS TO THE PLAN

         The Plan Document provides for employer contributions of 50 percent of employee contributions for employee participants whose annual compensation was less than $80,000 in 1999 and $85,000 in 2000. For employee participants whose annual compensation was in excess of those levels, employer contributions were at the discretion of the Board of Directors (none in 1999). Employer contributions may be limited to Internal Revenue Code dollar limits. For 1999 and 2000, employer contributions were limited to $2,000 per participant.

         ALLOCATION OF FORFEITURES

         If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures are placed in the Money Market Fund. Such amounts may be used to pay administrative expenses, correct administrative errors or reduce future employer contributions. Total forfeitures at December 31, 2000 and 1999 amounted to $639 and $139,876, respectively.

United Commercial Bank Savings Plus Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

         VESTING OF BENEFITS

         Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

         TERMINATION OF THE PLAN

         Should the Plan terminate at some future date, all affected participants will be 100% vested in their account balances. Such balances will be fully distributed to the participants.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan are generally performed or paid for by United Commercial Bank.

         PARTICIPANT LOANS

         Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant's account balance. For loans originated during 2000 and 1999, the interest rate was Bank of America Prime.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accounts of the Plan are maintained on a modified basis of cash receipts and disbursements. Accordingly, the accompanying financial statements do not include employee contributions receivable of approximately $49,058 and $43,230 and employer contributions receivable of approximately $11,165 and $9,333 at December 31, 2000 and 1999, respectively. In addition, these statements do not reflect benefits payable to former participants of the Plan of approximately $10,000 and $7,011 at December 31, 2000 and 1999, respectively.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         All investments are carried at market value, which represents fair value, as reported by Charles Schwab Trust Company, and as determined by the Ceridian Retirement Plan Services as of December 31, 2000 and December 31, 1999. In accordance with the Plan's policy of carrying investments at market value, the change in the net unrealized appreciation or depreciation is included in the statement of changes in net assets available for benefits on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

United Commercial Bank Savings Plus Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

         USE OF ESTIMATES

         The preparation of financial statements on a modified basis of cash receipts and disbursements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENT ELECTIONS

     During 1998, participants could choose to direct their contributions and employer contributions to one of six different strategies or a money market fund. Each strategy contains a varied combination of eight mutual funds managed by the Frank Russell Investment Management company. The risk and return characteristics of each of the six strategies vary depending on the mix of mutual funds included in the strategies.

     Effective April 8, 1999 participants could also choose to direct contributions to purchase stock of UCBH Holdings Inc., the parent company of UCB.

     Effective July 2, 1999 a new mutual fund, the Dreyfus S&P 500 Index Fund, was added to the Plan's investment options. In addition, from July 2, 1999 participants no longer need to direct contributions to a specific investment strategy. From this date they could direct contributions to any of the eight mutual funds managed by the Frank Russell Investment Management Company, the Dreyfus S&P 500 Index Fund, UCBH Holdings Inc. stock and/or the money market fund.

4.   INVESTMENTS

     Investments representing 5% or more of net assets available for Plan benefits were as follows:

                                             DECEMBER 31,
                                      --------------------------
                                         2000             1999
INVESTMENTS IN MUTUAL FUNDS:
 Frank Russell Equity I Fund            $1,936,015   $1,945,693
 Frank Russell Equity II Fund            1,409,800    1,196,859
 Frank Russell Equity III Fund             875,795      718,592
 Frank Russell International Fund        1,485,765    1,540,732
 Frank Russell Fixed Income I Fund         993,698      812,162
 Frank Russell Fixed Income II Fund      1,139,574      933,985
 Schwab Retirement Money Market Funds    1,663,212    1,358,959

United Commercial Bank Savings Plus Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

5.   TAX STATUS OF THE PLAN

     UCB has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Plan administrator is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

United Commercial Bank Savings Plus Plan
Schedule of Assets                                EIN 94-3009408
Held for Investment                           Form 5500, Item 4i
December 31, 2000                                     Schedule I
--------------------------------------------------------------------------------

   IDENTITY OF ISSUER AND                                CURRENT
  DESCRIPTION OF INVESTMENT                 COST          VALUE
UCBH Holdings, Inc.(1) - common stock     $   362,009   $   759,410
Dreyfus S&P 500 Index Fund                    644,500       587,967
Frank Russell Equity I Fund                 2,202,378     1,936,015
Frank Russell Equity II Fund                1,509,824     1,409,800
Frank Russell Equity III Fund                 866,192       875,795
Frank Russell International Fund            1,773,211     1,485,765
Frank Russell Emerging Markets Fund           363,236       256,572
Frank Russell Fixed Income I Fund             956,795       993,698
Frank Russell Fixed Income II Fund          1,127,887     1,139,574
Schwab Retirement Money Market Funds        1,663,212     1,663,212
                                          -----------   -----------

  Total Investment Portfolio               11,469,244    11,107,808

  Participant loans(2)                        241,664       241,664
                                          -----------   -----------

    TOTAL INVESTMENT PORTFOLIO AND
      PARTICIPANT LOANS                   $11,710,908   $11,349,472
                                          ===========   ===========

-----------

(1) Designates a party-in-interest with respect to the Plan.
(2) Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 2000 interest rates on outstanding loans ranged from 7% to 9%.